SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Plures Technologies, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

72941C104
(CUSIP Number)

Russell Cleveland
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210, LB 59
Dallas, TX 75206
214-891-8294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/15/2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Global Entrepreneurs Fund, Inc. 75-2533518

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
441,395 (1) (2)

8 SHARED VOTING POWER
2,321,363 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
516,395 (1) (2)

10 SHARED DISPOSITIVE POWER
3,196,366 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
516,395 (1) (2) (3) (4) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.         Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of a $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 120,772 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $887,499 Promissory Note which converts into 295,833 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 295,833 warrants which converts into 295,833 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 5,000 shares of common.  10,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 5,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 5,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Entrepreneurial Fund Ltd. 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0 (1) (4)

8 SHARED VOTING POWER
2,321,363 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
124,999 (1) (4)

10 SHARED DISPOSITIVE POWER
3,196,366 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
124,999 (1) (2) (3) (4) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.         Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of a $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 120,772 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $887,499 Promissory Note which converts into 295,833 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 295,833 warrants which converts into 295,833 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 5,000 shares of common.  10,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 5,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 5,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Universal Growth Investment, PLC. 071-72703-06429

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
1,874,968 (1) (3)

8 SHARED VOTING POWER
2,321,363 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
2,549,972 (1) (3)

10 SHARED DISPOSITIVE POWER
3,196,366 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,549,975 (1) (2) (3) (4) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.         Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of a $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 120,772 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $887,499 Promissory Note which converts into 295,833 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 295,833 warrants which converts into 295,833 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 5,000 shares of common.  10,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 5,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 5,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON RENN Capital Group Inc. 75-2053968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
5,000 (1) (5)

8 SHARED VOTING POWER
2,321,363 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
5,000 (1) (5)

10 SHARED DISPOSITIVE POWER
3,196,366 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000 (1) (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.         Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of a $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 120,772 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $887,499 Promissory Note which converts into 295,833 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 295,833 warrants which converts into 295,833 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 5,000 shares of common.  10,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 5,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 5,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON Z. Eric Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0 (1) (5)

8 SHARED VOTING POWER
2,321,363 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
0 (1) (5)

10 SHARED DISPOSITIVE POWER
3,196,366 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.         Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of a $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 120,772 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $887,499 Promissory Note which converts into 295,833 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 295,833 warrants which converts into 295,833 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 5,000 shares of common.  10,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 5,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 5,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

SCHEDULE 13D

CUSIP No. 72941C104

1	NAME OF REPORTING PERSON Russell Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
0 (1)

8 SHARED VOTING POWER
2,321,363 (1) (2) (3) (4) (5)

9 SOLE DISPOSITIVE POWER
0 (1)

10 SHARED DISPOSITIVE POWER
3,196,366 (1) (2) (3) (4) (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Russell Cleveland is President and Z. Eric Stephens is Vice President of RENN Capital Group, Inc, Investment Advisor to RENN Global Entrepreneurs Fund, Inc., RENN Universal Growth Investment Trust Plc & RENN Entrepreneurial Fund Ltd.  Russell Cleveland is on the board of directors of RENN Entrepreneurial Fund Ltd.         Z. Eric Stephens is on the board of directors of Plures Technologies Inc.  Therefore Russell Cleveland and Z. Eric Stephens may be deemed to have beneficial ownership of such shares.  Russell Cleveland and Z. Eric Stephens disclaim any such beneficial ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. is the owner of a $112,501 Promissory Note which converts into 37,500 shares of common, 250,000 Series A preferred which converts into 320,623 shares of common, 120,772 shares of common and 37,500 warrants which converts into 37,500 shares of common at $0.01.

(3)
RENN Universal Growth Investment Trust Plc is the owner of a $887,499 Promissory Note which converts into 295,833 shares of common, 1,125,000 Series A preferred which converts into 1,356,626 shares of common, 518,346 shares of common and 295,833 warrants which converts into 295,833 shares of common at $0.01 and 83,334 warrants which converts into 83,334 shares of common at $3.50.

(4)	RENN Entrepreneurial Fund Ltd is the owner of a $250,000 Promissory Note which converts into 83,333 shares of common and 41,666 warrants which converts into 41,666 shares of common at $0.01.

(5)
 RENN Capital Group, Inc. is the owner of 5,000 shares of common.  10,000 shares were granted to Z. Eric Stephens, for his service on the board of directors.  Z. Eric Stephens transferred ownership of 5,000 shares to RENN Global Entrepreneurs Fund, Inc., per its advisory agreement with RENN Capital Group, Inc.  The remaining 5,000 shares were transferred to RENN Capital Group, Inc.  Mr. Stephens maybe deemed to have beneficial ownership.  Mr. Stephens disclaims any beneficial ownership.

INTRODUCTION

ITEM 1. Security and Issuer

Plures Technologies Inc.

4070 West Lake Road, Canandaigua, NY 14424

ITEM 2. Identity and Background

(a)	RENN Capital Group, Inc.
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)
RENN is an Investment Adviser and Russell Cleveland is the President of RENN, RENNGlobal & serves on the board of RENN Entrepreneurial Fund Ltd.   Z. Eric Stephens is a Vice President of RENN and serves on the board of Plures Technologies Inc.

(d)	N/A
(e)	N/A
(f)	Texas

ITEM 3. Source and Amount of Funds or Other Consideration

The Funds used working capital to make these investments to provide working capital to Plures Technologies Inc.

ITEM 4. Purpose of Transaction

Plures Technologies Inc. used the funds for working capital.

ITEM 5. Interests in Securities of the Company

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

ITEM 7. Material to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Global Entrepreneurs Fund Inc.

Date: December 7, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, CEO & Director

RENN Entrepreneurial Fund Ltd.

Date: December 7, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President

RENN Universal Growth Investment Trust PLC.

Date: December 7, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	Director

RENN Capital Group Inc.

Date: December 7, 2012	By:	/s/ Russell Cleveland
	Name:	President & CEO

Z. Eric Stephens

Date: December 7, 2012	By:	/s/ Z. Eric Stephens
	Name:	Z. Eric Stephens

Russell Cleveland

Date: December 7, 2012	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland